Jens Christensen, CFO Stream Communications +48-22-842-7666	Maura Gedid Breakstone Group 646-452-2335 mgedid@breakstone-group.com

For Immediate Release

Stream Reports Full Year 2006 Results

WARSAW, Poland, November 16, 2007 - Stream Communications Network & Media Inc. (SCNWF PINK SHEETS & FSE: TPJ) ("Stream"), a broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland, today announced audited results for the year ended December 31, 2006.1

[HFC: Hybrid Fibre Coaxial network and A-Lan: Apartment Local Access network]

Stream's president, Mr. Jan S. Rynkiewicz, commented, "Revenues continued to grow during 2006, and we continued to gain operating efficiencies. During the year we completed the previously announced corporate reorganization program and invested in expansion and improvement of our network. Operating expenses declined as a result of the reorganization. As well, our management team, now fully based in Poland, is continuing to find ways to expand our business while improving the customer offering.

"Adjusted EBITDA 2 has gotten closer to breakeven. As we have identified and assessed several target acquisition networks in Poland, we are considering financing proposals in both the equity and debt markets. Our goal is to expand our competitive position and increase penetration in existing markets," said Mr. Rynkiewicz.

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1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with Canadian generally accepted accounting principles, and expressed in Canadian dollars.

2 The Adjusted EBITDA calculation is shown on page 3 of this press release. Adjusted EBITDA is a non-GAAP measure.

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2006 FULL YEAR CONSOLIDATED RESULTS

Revenues

Revenues for 2006 rose 11.0% to $6,472,905 from $5,826,112 in 2005, after adjusting for foreign exchange from Polish Zloty to Canadian dollars. The increase is related to rate increases for cable TV services and the launch of internet services in the recently modernized networks in several Polish cities. Also contributing to the increase, the number of internet HFC subscribers increased by 100% from December 31, 2005 to December 31, 2006.

Table 2: Overall Expenses

Expenses

Overall expenses for the period declined 16.0% year over year, to $9,364,605, or 143% of revenues, from $11,024,006, or 189% of revenues, for the year-ago period.

A 22% effective rise in programming and system expense is related to the cost of programming provided to customers, a new government-mandated tariff, and the launch of internet service. The additional rise in the programming and system expense is attributable to the fact that certain system operating lease expenses were previously categorized as 'office expenses.'

The 92% decrease in the cost of investor relations was related to the connected with the 2005 investor relations and fundraising efforts. In 2006, a similar expenditure was not incurred.

In the category of restructuring expenses, in 2006 the company incurred a $209,523 as a result of the corporate move from Canada to Poland.

Other non-operating expenses for the year ended December 31, 2006 included an expense of $1,021,140 versus an expense of $516,899 for the prior year, due to several items. First, in 2005 the company reversed an accrual for the payment of IPO expenses relating to a listing on the Warsaw Stock Exchange. In 2006 a Standby Guarantee fee was paid to two shareholders at the expense of $798,289 (paid in shares). Interest expense declined to $297,852 in 2006 from $501,508 in 2005 because the Company raised equity to repay the Quest Capital Corp. loan and supplier debt.

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Results from Operations (before amortization and other items) and adjusted EBITDA

Loss from operations (before amortization and other items) for 2006 was $3,023,654 compared to a loss of $5,267,499 for 2005. Loss before income taxes for 2006 improved to negative $4,044,794, from a loss of $5,784,398 in 2005, or an overall improvement of $1,739,604.

Adjusted EBITDA, defined as operating loss/earnings before amortization and write-down of capital assets, plus other income (expenses), was negative $502,984 compared with a loss of $2,907,755 in 2005.

Table 3: Adjusted EBITDA

Net Loss

During the period the company recorded a net loss of $4,485,893. This was a $1,325,466 improvement from the $5,811,359 net loss in 2005.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2006, the company had a working capital deficit of $1,787,498, compared to a working capital deficit of $2,552,192 at December 31, 2005. The improvement in the deficiency was financed with proceeds from private placements, through the issue of 16,101,664 shares and an equivalent amount of warrants. Each warrant permits the warrant holder to purchase ½ of a Stream common share, or a total of 8,050,832 shares. The company received a total of $2,641,246 from placements that took place through 2006.

In addition to private placements, an additional 3,534,819 Stream shares were issued for payment or settlement for wages, legal services, restructuring costs related to the corporate relocation and interest expense.

On June 12, 2006, the company secured a standby guarantee of $5,826,826 (US$5,000,000) guaranteed by two shareholders. The fee for the guarantee was $798,289, (US$750,000) paid in the form of 3,807,107 Stream shares, was incurred in the fourth quarter of 2006.

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KEY DEVELOPMENTS

The company continued to integrate and modernize its systems in Czestochowa, Bielsko-Biala and Bytom for internet capability. As the result of the process over 20,000 homes passed (HPs) were modernized, bringing the total to 38,000 two-way capable homes passed by December 2006. Other cities where network and conduit was constructed and fibers laid were Katowice, Czestochowa, Bytom and Bielsko-Biala. System modernization capital expenditures totaled approximately $1 million in 2006.

The company completed an internal restructuring to reduce costs by moving its corporate headquarters to Poland from Canada.

SUBSEQUENT EVENTS

The company has continued to work with the Polish commercial bank to complete its mid-term bond issue announced in October 2006. Following completion of the collateralization, funds are expected to be available to modernize existing networks and to refinance current liabilities.

The company will be reporting its results for the nine months ended September 30, 2007 on November 21, 2007. Further operational updates will be made at that time.

About Stream Communications

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland. Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Safe Harbor for Forward-Looking Statement
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.

- Financial Tables to Follow -

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Stream Communications Network & Media Inc.

Consolidated balance sheet

as at December 31,

(Expressed in Canadian dollars)

	2006	2005
	$	$
Assets		
Current assets		
Cash and cash equivalents	**764,544**	439,937
Short-term investments	**27,921**	-
Accounts receivable, net (Note 3)	**271,282**	293,898
GST and VAT receivables	**125,946**	-
Prepaid expenses and other assets (Note 4)	**125,702**	83,494
Future income tax assets (Note 12)	**24,837**	-
	1,340,232	817,329
Property, plant and equipment, net (Note 5)	**11,741,717**	9,367,012
Cable TV subscriber base (Note 6)	**1,281,108**	2,849,253
Other intangible assets (Note 7)	**78,992**	78,514
Non-current advances (Note 8)	**180,058**	-
	14,622,107	13,112,108
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**2,607,720**	2,565,017
Accounts payable pertaining to financing costs	-	477,113
Deferred revenue	**2,792**	15,430
Future income tax liabilities (Note 12)	-	11,577
Bank, leasing and other financing (Note 9)	**517,218**	300,366
	3,127,730	3,369,503
Bank, leasing and other financing (Note 9)	**5,239,352**	4,873,760
	8,367,082	8,243,263
Non-controlling interest (Note 10)	**985,922**	690,678
Shareholders' equity		
Common shares (Note 11 (b))		
Authorized		
150,000,000 common shares of no par value		
Issued and fully paid	**43,941,186**	41,129,499
Contributed surplus (Note 11 (d))	**3,110,060**	2,877,474
Private placement subscriptions	-	291,455
Warrants (Note 11 (e))	**3,825,648**	2,439,684
Cumulative translation account	**1,279,188**	(158,859)
Accumulated deficit	**(46,886,979)**	(42,401,086)
	5,269,103	4,178,167
	14,622,107	13,112,108

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